

January 17, 2017

Adam T. Teufel, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006-1110

Re: Hartford Funds Exchange Traded Trust, File Nos. 333-214842; 811-23222

Dear Mr. Teufel:

On December 19, 2016, Hartford Funds Exchange Traded Trust (the "Trust") filed a registration statement on Form N-1A ("Form N-1A") under the Securities Act of 1933 and the Investment Company Act of 1940. The filing was made for the purpose of registering shares of two series of the Trust: Hartford Corporate Bond ETF and Hartford Quality Bond ETF (each, a "Fund"). Our comments are set forth below.

Unless otherwise specified, our comments refer to the prospectus for the Hartford Corporate Bond ETF. Where appropriate, please consider a comment made with respect to one Fund applicable to the other Fund and a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement. The captions used below correspond to the captions the Trust uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

REGISTRATION STATEMENT

1. We note that the Trust has applied for an order under section 6(c) for exemptive relief from certain provisions of the Investment Company Act of 1940 (the "1940 Act"). Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicant receives an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

PROSPECTUS SUMMARY

Annual Fund Operating Expenses

Principal Investment Strategy

2. We note that the Funds will be actively managed. Please explain to us whether they will be able to rely on the recently adopted generic listing standards for actively managed funds. See, Securities Exchange Act Release No. 78396 (July 22, 2016). We may have additional comments.

3. The prospectus states that each Fund will maintain a certain duration range. Many investors may not understand the term "duration." In the prospectus, please provide an example of duration assuming a specific duration and an increase of interest rates by 1%.

4. For the Hartford Corporate Bond ETF, disclose the Bloomberg Barclays U.S. Corporate Bond Index's duration as of the most recent re-balancing.

5. The disclosure for the Hartford Quality Bond ETF states, "The Fund generally invests a *significant* (emphasis added) portion of its assets in mortgage-related securities such as agency [and non-agency mortgage-backed securities and related securities such as collateralized mortgage obligations], and other obligations that are secured by mortgages or mortgage-backed securities although the amount the Fund invests in such securities may change significantly from time to time based on current market conditions." Please define or otherwise quantify the term "significant."

6. The disclosure further states, "The Fund may invest up to 20% of its assets in credit sectors, including but not limited to non-agency residential and commercial mortgage-backed securities, asset backed securities, corporate bonds and covered bonds." Please explain to us whether the Fund expects to invest more than 15% of its assets in asset backed securities. If yes, what percentage is expected to be invested in non-agency residential and commercial mortgage-backed securities? We may have additional comments depending on your response.

7. It appears that Hartford Quality Bond ETF intends to invest in reverse repurchase agreements, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security. Please confirm that the disclosure indicates that each transaction that involves the possible creation of a senior security will be covered with a segregated account in accordance with the provisions of that Release and any other related staff guidance.

8. We note that the Hartford Quality Bond ETF intends to invest in derivatives. In this regard, please disclose the extent to which the Fund will invest in derivatives. In general, see letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie

McMillan, General Counsel, Investment Company Institute, July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici7010.pdf).

Principal Risks

9. Add Liquidity Risk disclosure informing shareholders that, in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF's shares in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

10. In the Cash Transaction Risk disclosure, there is a sentence that states "These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in kind, will be passed on to purchasers and redeemers of Creation Units in the form of creation and redemption transaction fees." Please disclose that these costs could be imposed on the Fund, and thus decrease the Fund's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

11. The Market Price Risk disclosure paragraph discusses the intraday value of the Fund's holdings. Please note that the discussion of the intraday interim value ("IIV") should specifically address how (a) the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Disclosure of Portfolio Holdings

12. Pursuant to Item 9(d) of Form N-1A, "State that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available . . . on the Fund's website, if applicable."

Legal Proceedings

13. Please confirm that the Funds have complied with Section 33 of the 1940 Act, which requires that, "Every registered investment company which is a party and every affiliated person of such company who is a party defendant to any action or claim by a registered investment company or a security holder thereof in a derivative or representative capacity against an officer, director, investment adviser, trustee, or depositor of such company, shall file with the Commission, unless already so filed, (1) a copy of all pleadings, verdicts, or judgments filed with the court or served in connection with such action or claim, (2) a copy of any proposed settlement, compromise, or discontinuance of such action, and (3) a copy of such motions,

transcripts, or other documents filed in or issued by the court or served in connection with such action or claim as may be requested in writing by the Commission."

Related Composite Performance

14. The Funds should represent supplementally that they have the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

15. The first sentence in this section states, "The following tables present the past performance of a composite of certain account(s) managed by Wellington Management, which serves as the sub-adviser to the Corporate Bond ETF." Explain whether all accounts that have investment objectives, policies and strategies that are substantially similar to those of the Fund have been included in the composite.

16. The heading on page 32 reads, "Related Account Performance of Quality Bond ETF." Prior performance information should be placed under a heading which clearly describes the source of the prior performance and does not suggest that the performance is that of the Fund. Please re-name this section to avoid the potential for investor confusion (e.g., "Prior Performance of Related Quality Bond Mutual Fund Account").

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Restrictions of the Funds

17. Restriction number two states, "[each Fund] (a) will not 'concentrate' its investments in a particular industry or group of industries, except as permitted under the 1940 Act, and the rules and regulations thereunder as such may be interpreted or modified from time to time by regulatory authorities having appropriate jurisdiction; (b) will not purchase the securities or loans of any issuer or borrower (other than securities or loans issued or guaranteed by the U.S. government or any of its agencies or instrumentalities) if, as a result, more than 25% of the Fund's total assets would be invested in the securities or loans of companies whose principal business activities are in the same industry[.]" Sub-paragraphs (a) and (b) appear to be redundant. Please harmonize the disclosure or explain to the staff the purpose of the each restriction.

18. Disclosure on page 3 states that the Funds do not apply their concentration restrictions to municipal securities …or other investment companies." The Funds should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining compliance with their concentration policies. In addition, the Funds and their adviser may not ignore the concentration of underlying investment companies when determining whether the Funds are in compliance with their concentration policies. Please add disclosure to the SAI that reflects these positions.

GENERAL COMMENTS

19. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

20. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

21. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel